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VIA EDGAR

Laura Veator, Stephen Krikorian, Alexandra Barone, and Jeff Kauten
United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.	February 6, 2024
Washington, D.C. 20549-0404

Re	Pegasus Digital Mobility Acquisition Corp. / Pegasus TopCo B.V.

Registration Statement on Form F-4

Filed December 22, 2023, File No. 333-274701

Responses to Staff comments made by letter dated January 11, 2024

Dear Ms. Veator, Mr. Krikorian, Ms. Barone, and Mr. Kauten:

On behalf of our client, Pegasus TopCo B.V. (the "Company"), we submit to the staff of the United States Securities and Exchange Commission (the "Staff") this letter setting forth the Company's response to the comments contained in the Staff's letter dated January 11, 2024 (the "Comment Letter") in connection with the Company's Registration Statement on Form F-4, filed on December 22, 2023, (the "Registration Statement"). Concurrent with the submission of this response letter, the Company is submitting Amendment No. 2 of the Registration Statement on Form F-4 (the "Amended Registration Statement") via EDGAR. The Amended Registration Statement contains updates in response to the Staff's comments made in the Comment Letter. Attached as Annex A to this letter is a marked copy showing the changed pages of the Amended Registration Statement for reference.

The Staff's comments are reproduced below in italics and are followed by the Company's response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4

Cover Page

1.	We note your response to prior comment 2. Please revise to quantify the voting power percentage that Anette and Christian Schmid will control post-Business Combination, and cross-reference the specific risk factor that discusses exemptions available to the Surviving Company as a controlled company.

Clifford Chance LLP is a limited liability partnership registered in England and Wales under no. OC323571. The firm's registered office and principal place of business is at 10 Upper Bank Street London E14 5JJ. The firm uses the word "partner" to refer to a member of Clifford Chance LLP or an employee or consultant with equivalent standing and qualifications. The firm is authorised and regulated by the Solicitors Regulation Authority under SRA number 447778.

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Company Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to clarify the voting power percentage that will be controlled by Anette Schmid and Christian Schmid and the Community of Heirs (of which Anette Schmid and Christian Schmid are the sole beneficiaries) post-Business Combination. The Company has also revised the cross-reference to be specific to the risk factor that discusses exemptions available to the Surviving Company as a controlled company.

2.	We are unable to locate disclosure responsive to prior comment 3. Please revise your disclosure on the cover page to disclose whether the approval of the New York Stock Exchange listing application is a condition to the closing of the Business Combination.

Company Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement and detailed the disclosure that the approval of the New York Stock Exchange listing application is a condition to closing of the Business Combination Agreement.

3.	We note your response to prior comment 5. It is still unclear how likely it is that the $35 million minimum cash proceeds condition will be met as well as the risks involved if this condition is not met. Also, expand your disclosure to discuss the possibility that more than 1,588,144 shares will be redeemed and the consequences of this amount of redemptions.

Company Response: In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to clarify that there is a significant risk the revised minimum cash condition (which now aligns with the minimum redemption scenario) may not be met. In addition, the Company has modified the scenarios shown to now include a scenario of $45,000,000 which satisfies the minimum cash condition in full and two scenarios in which a substantial amount of Class A shares are redeemed (so that only $20,000,000, respectively, $5,000,000 remain in the Trust Account, in each case subject to a specific waiver of the minimum cash condition). On January 29, 2024, a change in the closing condition was agreed in by signing the Second Amendment to the Business Combination Agreement which increased the minimum cash condition to $45,000,000, of which $10,000,000 can also be raised through a debt instrument. If the minimum cash condition is not met and not waived the Business Combination would not be consummated.

Summary

Organizational Structure, page 26

4.	Please revise your organizational charts to include ownership percentages among the various entities.

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Company Response: In response to the Staff’s comment, the Company has revised the Organizational Structure charts to include the ownership percentages of the various entities.

The Business Combination

Background of the Business Combination, page 113

5.	Please expand your discussion in the background section to identify all of the persons involved in the transaction. For example, please expand your disclosure to identify who from Pegasus’s management team was involved in identifying targets and ultimately identified Schmid.

Company Response: In response to the Staff’s comment, the disclosure has been amended to identify all of the key persons involved in the transaction and the disclosure now identifies who from the Pegasus's management team was involved in identifying targets and ultimately identified Schmid.

6.	We note that you filed the fairness opinion as Annex K. Please also provide a clear explanation in the registration statement as to the reason why the fairness opinion was obtained and include the information required by Item 1015 of Regulation M-A.

Company Response: In response to the Staff’s comment, the disclosure has been amended to clearly state why the fairness opinion was obtained and the required information of Item 1015 was added to the disclosure. Please note that following the signing of an amendment to the Business Combination Agreement dated January 29, 2024, a revised fairness opinion was obtained which has been annexed to the revised F-4/A filing.

The Pegasus Board's Reasons for the Business Combination, page 117

7.	In response to prior comment 13, please disclose whether the Pegasus Board relied on any financial projections and, if so, please disclose the projections in the registration statement as well as any key assumptions made by the Pegasus Board in formulating its opinion to recommend the transaction, especially with respect to any valuation analysis that might be dependent upon financial projections. In this regard, we also note your updated disclosure on page 189 relating to your current projections and budget forecasts. Please advise.

Company Response: In response to the Staff’s comment, the disclosure has been amended to disclose the key projections that the Pegasus Board relied on in formulating an opinion on the transaction in May 2023. In addition, please note the amendment to the Business Combination Agreement dated January 29, 2024 has been approved by the Pegasus Board based on revised projections which are set out in the disclosure. The projections are now clearly set out in Schmid's MD&A and the revised F-4/A cross-references to these sections. The EBITDA forecasts disclosed in the revised F-4/A formed the key basis of determination to enter into the transaction next to the other details of the transaction, the agreements set out in the F-4/A, the fairness opinion and the overall due diligence performed and described in the "Background" section of the revised F-4/A.

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Material Tax Considerations, page 125.

8.	We note your response to prior comment 14; however, because you intend for the Merger to qualify as a reorganization, and, if so, U.S. Holders would generally not recognize any gain or loss as a result of each transaction, a tax opinion should be filed as an exhibit. Please file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise why the tax consequences are not material to an investor.

Company Response: In response to the Staff’s comment, the disclosure has been amended to include a tax opinion pursuant to Item 601(b)(8).

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 172

9.	In your response to prior comment 16 you indicate that the estimated transaction costs to be incurred by Pegasus have been excluded from the pro forma statement of profit or loss for the year ended December 31, 2022 because they are being treated as if they had been incurred prior to the closing of the transaction. Please further clarify how this complies with the provisions of Article 11-02 of Regulation S-X which require inclusion of adjustments that depict in the pro forma statements of comprehensive income the effects of the pro forma balance sheet adjustments assuming those adjustments were made as of the beginning of the fiscal year presented. In this regard, your pro forma combined statement of profit or loss for the year ended December 31, 2022 should combine the historical statement of profit or loss of Schmid and the historical statement of operations of Pegasus on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2022, and should reflect all material impacts of the Business Combination. Please revise or advise.

Company Response: In response to the Staff’s comment the Company has updated pro forma statement of profit or loss to give effect to the additional transaction costs expected to be incurred by Pegasus. In addition, note that the pro forma section in the disclosure has been updated to reflect the changes agreed to the transaction structure on January 29, 2024.

10.	In your response to prior comment 18 you indicate that as the stock-based compensation expense relating to the Class B ordinary shares and Private Placement Warrants would have been incurred by Pegasus prior to the Business Combination, it has not been reflected as an expense of the combined company within the pro forma Statement of Profit and Loss. Please further clarify how this complies with the provisions of Article 11-02 of Regulation S-X which require inclusion of adjustments that depict in the pro forma statements of income the effects of the pro forma balance sheet adjustments assuming those adjustments were made as of the beginning of the fiscal year presented. In this regard, your pro forma combined statement of profit or loss for the year ended December 31, 2022 should combine the historical statement of profit or loss of Schmid and the historical statement of operations of Pegasus on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2022, and should reflect all material impacts of the Business Combination. Please revise or advise.

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Company Response: The Company acknowledges the provisions of Article 11-02 of Regulation S-X which require inclusion of adjustments that depict in the pro forma statements of income the effects of the pro forma balance sheet adjustments assuming those adjustments were made as of the beginning of the fiscal year presented. Further, the Company acknowledges that Article 11-02 of Regulation S-X requires transaction accounting adjustments to the pro forma balance sheet to reflect the accounting for the transaction as required by the applicable accounting guidance (i.e., IFRS).

The directors and officers that received the Class B ordinary shares and Private Placement Warrants must maintain employment up until the consummation of the business combination, otherwise they forfeit the awards. However, there is no requirement to maintain employment after the Closing. This represents a performance condition which requires Pegasus to recognize compensation expense once the achievement of the performance condition (i.e., closing of the business combination) is probable.

Related to the transfer of the Class B ordinary shares, the Company respectfully advises the staff that the shares were not derecognized from the Pegasus historical financial statements; however, no compensation expense has been recognized in the historic financial statements. In order to reflect this in the pro forma statement of financial position, adjustments were made within the equity section in order to provide transparency to investors of the impact given that the cost has not been reflected in the historical financial statement of Pegasus. However, the Company would not be required to recognize any impact from this grant of shares in their accounting for the business combination; therefore, an adjustment for this transfer has not been recognized in the pro forma statement of profit or loss. Ultimately the adjustment represents a reclassification between two equity accounts that is removed in the consolidation and does not result in a net impact to the combined company.

Related to the transfer of Private Placement Warrants, on the grant date Pegasus derecognized the warrants from their historical balance sheet. Upon Closing, these warrants would be outstanding and would need to be recognized by the Company as part of its accounting for the business combination. The Company therefore has recognized the Private Placement Warrants as an adjustment to the pro forma statement of financial position. In response to the Staff’s comment the Company has updated the pro forma statement of profit or loss to give effect to the fair value of the Private Placement Warrants.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Profit or loss, page 174

11.	In your response to prior comment 19 you indicate that Pegasus is domiciled in the Cayman Islands and has taken the position that the excise tax does not apply to redemptions of its shares as it is not a U.S. domestic corporation. Please clarify if you consider there to be any uncertainties with this position and, if so, tell us how you considered disclosing this and the potential impacts.

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Company Response: In response to the Staff’s comment the disclosure has been amended to add a risk factor in relation to excise tax due to potential uncertainties.

Schmid's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 187

12.	We note your response to prior comment 20. Please provide a source for each of your market and industry statements throughout the entirety of the registration statement. For example, please provide the source for the publicly available information related to your statement that “We believe, based on publicly available information and expectations of our management, that the further penetration of the ET technology in the overall market will lead to a significant increase of the share of capital expenditure spending for a new factory from 30% of equipment spending for a traditional fabrication methods factory to 80% to 90% in an ET technology factory.”

Company Response: In response to the Staff’s comment the disclosure has been amended. In relation to the specific statement the Staff quotes, this is an assessment of the management of Schmid based on their technical know-how of fabrication methods and is not sourced from a specific public available source, but is based on the management's knowledge of fabrication processes used in the industry.

Liquidity and Capital Resources, page 197

13.	Tell us the amount of restricted net assets of your Chinese subsidiary as of December 31, 2022 and the percentage of your total consolidated net assets it represents. Tell us how you considered including Schedule 1, required by Rule 5-04 of Regulation S-X. Further, given your disclosure on page 53 that these restrictions could reduce the amount of distributions that you receive from your subsidiaries, which would restrict your ability to fund your operations, generate income, pay dividends, and service your indebtedness, please further clarify why you don’t consider disclosure of the amount of restricted net assets and the nature of these restrictions necessary.

Company Response: In response to the Staff's comment, the Company notes that the restrictions of Schmid's subsidiary in China is subject to have not constrained Schmid in its business or group liquidity management. Schmid follows all applicable rules and regulations in China in relation to restrictions of distributions. Schmid notes that distributions by the Chinese subsidiary are generally permissible if the relevant Chinese regulations and rules are followed. The Chinese subsidiary is not subject to any restricted cash amount at the moment and as such no disclosure in the registration statement is required about restricted net assets in the view of Schmid. Note, however, an amount equal to CNY 7,717 thousand (an amount equal to somewhat over EUR 1 million at current exchange rates) is blocked from transfers out of China as of December 31, 2022 due to a guarantee framework. This is a contractual agreed amount. The disclosure has been amended accordingly to state this blocked amount.

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Financial Statements of SCHMID Group for the Six Months Ended June 30, 2023 and 2022

7. Reversal of Impairments of Financial Assets, NET, page F-56

14.	Clarify why it is appropriate to include the impairment reversal of € 21,375,000, relating to receivables from the Silicon Group, in operating income. In your response, clarify the nature of the transactions that resulted in the initial recognition of these receivables.

Company Response: The Company respectfully advises the Staff that the Company and Silicon Group, a related party, had a business relationship in which the parties began working together to offer a new concept to manufacturers which would ultimately benefit the Company if the concept proved to be successful. The success of this new concept depended on the Silicon Group’s ability to build a prototype plant; however, the Silicon Group was a start-up business the time and required funding. The Company provided loans to the Silicon Group from 2010 to 2014 for which they recognized receivables.

In addition, the Company previously recognized related-party income for administrative and IT related services performed for the Silicon Group, as well as various forms of operational collaboration, such as carrying out laboratory projects and preparing case studies. However, as a result of the financial situation of the Silicon Group the Company recorded an impairment of the receivables in 2014 through operating income given the operational nature of the loans.

The Company respectfully advises the Staff that given that the relationship between the Company and the Silicon Group was operational, the reversal of the impairment was recognized in operating income, as it is the Company’s policy to include impairments and the reversal of any impairments of the receivables in a separate line item in accordance with IAS 1.82(ba).

10. Trade Receivables and Other Receivables, page F-57

15.	Clarify whether the €4,448,000 receivable from the Silicon Group as of June 30, 2023 was subsequently received. Otherwise, please clarify how you assessed recoverability of this receivable.

Company Response: The Company respectfully advises the Staff that full €4,448,000 was received on September 25, 2023. In further response to the Staff’s comment, the Company has updated note 15 with this information.

16.	Clarify the nature of the €10,625,000 million Other receivables balance as of June 30, 2023 and how you assessed recoverability.

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Company Response: The Company respectfully advises the Staff that €9.2 million of the “Other receivables” amount is related to earnouts from previous transactions. The nature of the remaining balance is related to several individually immaterial items. Of the €9.2 million, the Company notes that €4.5 million was settled on July 28, 2023. The remaining €4.7 million is due from shareholder Christian Schmid as a result of the sale of the Silicon Group. The Company has verified that the shareholder has the necessary resources to settle the receivable. The receivables are planned to be settled prior to closing of the Business Combination. In further response to the Staff’s comment, the Company has both updated note 9 to explain that €4.7 million of the balance is due from a related party and has updated note 15 with the information that the €4.5 million was repaid in July 2023.

Financial Statements of SCHMID Group for the Years Ended December 31 2022 and 2021

1. Business Description, page F-69

17.	Your disclosure indicates that all of the legal entities disclosed in Note 2 were under common control of Gebr. SCHMID GmbH for all periods presented, except for two joint ventures which are accounted for using the equity method. Clarify the specific entities or individuals that own each of the legal entities disclosed in Note 2 and how they are under common control. Clarify the authoritative accounting literature upon which you are relying in determining common control and presenting combined financial statements.

Company Response: The Company respectfully advises the Staff that only the entities listed in the table within note 2 which are directly controlled by Gebr. Schmid GmbH are included in the combination scope forming the perimeter of the reporting entity which prepared the combined financial statements. One controlled entity, Schmid Thermal Systems Inc. (“STI”), which was sold in 2021, has been excluded. Furthermore, the Company’s non-controlling interest in an entity located in Turkey, Schmid Pekintaş Güneş Enerji Sistemleri Üretim Sanayi ve Ticaret A.S. (“SPE-JV”), has also been excluded from the perimeter of the reporting entity. The rational for the exclusion of these entities is described below.

STI

STI’s predecessor, SierraTherm Production Furnaces, Inc. (“SierraTherm”), was established in 1992 by unrelated investors in the United States and specializes in the production of thermal processing equipment primarily for the renewable energy sector with the photovoltaic industry representing the largest portion. In 2006, the Company, through its US subsidiary, Schmid Systems Inc. (“SSI”, a company operating in the photovoltaics industry as a supplier of wet processing machines) began a partnership with SierraTherm wherein SierraTherm would provide activation and diffusion furnaces and SSI and Schmid would provide wet processing machines which would then both be used to equip and install turn-key production lines principally for customers in the photovoltaic industry. In 2008 the Company acquired 66% of SierraTherm Production Furnaces, Inc. and changed the name to Schmid Thermal Systems Inc. The Company acted as the lead contractual partner for the turn-key business and was main purchaser of components and systems required to build the production lines. Suppliers included STI and SSI, and other third-party subcontractors. Since inception of control and consolidation and throughout the controlling ownership, STI maintained a portfolio of clients requiring thermal equipment and related services whom it served independently from the rest of the Company.

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Due to the nature of how the turn-key business model functioned and differing technology platform of STI, the Company did not see a strategic need to integrate STI with the Schmid Group. STI maintained a separate supply chains, differing technology, and was operated independently of the Company outside of the turn-key business. Further, management and key personnel of STI comprised primarily those who were employed prior to the acquisition of a majority stake by the Company. Day-to-day management and operations of STI continued to be conducted by these legacy management and employees and remained relatively independent from management by the Company. STI also operated an independent sales organization and did not make use of the Company’s sales organization.

The Company and STI decided to cease the turn-key business and the last turn-key project was completed in 2018. Thereafter, STI served primarily one photovoltaic manufacturer - who is not a customer of the Company’s core wet processing business - and generated revenue from the sale and servicing of thermal processing equipment of €31 million and €28 million in fiscal 2021 and 2020, respectively. In 2020, the Company decided to sell STI and in November 2021 concluded the sale of STI to an investor group unrelated to the Company.

SPE-JV

SPE-JV was founded in 2014 as a joint venture between the Company and the Turkey-based Pekintas Group, with each party owning 50%. SPE-JV manufactures and sells photovoltaic modules in Turkey. SPE-JV uses automation technology of the Company in its production process. SPE-JV also sells and installs turn-key solar power stations and provides related services to its customers. SPE-JV is operated autonomously from the Company’s core business and is managed by the Pekintas Group. As the Company does not control or joint control over SPE-JV, it has been accounted for historically in accordance with IAS 28 under the equity method of accounting (i.e., it has not been a joint venture as defined and contemplated under IFRS 11). A mutual agreement has been reached between the parties to the Business Combination Agreement (BCA) to exclude the SPE-JV from the transaction. Accordingly, the Company’s management is in the final stages of restructuring the ownership in SPE-JV, which will be completed prior to the closing of the BCA. To complete this restructuring, the Company’s stake in SPE-JV will be sold to a related party controlled by one of the Company’s shareholders.

Authoritative Guidance for Combined Financial Statements

The IASB’s Conceptual Framework (2008) – which is authoritative versus the Concept Statements underpinning US GAAP – has recognized the existence of IFRS combined financial statements and its compliance with the principles and qualitative characteristics as contemplated and outlined in the IASB’s Conceptual Framework (Chapters 3.10 to 3.14 (The Reporting Entity) and related Basis for Conclusions BC 3.20-3.21). However, IFRS does not have standards, interpretations or other guidance on the preparation of combined financial statements. In accordance with the GAAP hierarchy as contemplated under IAS 8.10-12, it is possible to refer to other accounting standard frameworks if IFRS does not provide any specific guidance and other accounting frameworks are consistent with the IASB’s Conceptual Framework. The concept and the preparation of combined financial statements is common and developed practice under US-GAAP. ASC 810-10-45-10 stipulates that Combined Financial Statements can be prepared for a group of related entities such as a group of commonly controlled entities. SEC Financial Reporting Manual, section 2065.3, outlines that the SEC Staff would accept the preparation of carve-out financial statements if it is impracticable to prepare full financial statements as required by regulation S-X. These might be appropriate when the acquired business represents a discrete activity of the selling entity for which assets and liabilities are specifically identifiable to the acquired business.

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Analysis

STI and SPE-JV are dissimilar businesses compared to the Company as described above. STI manufactures and sells thermal equipment, principally to photovoltaic manufacturers, while the Company’s core business within the photovoltaic industry is based on wet processing technology. SPE-JV is a manufacturer of photovoltaic modules. In addition, the activities of these two entities have been independently conducted and were neither strategically nor operationally integrated into the Company. The two entities also were historically managed and financed independently. Therefore, management excluded the two entities from the combined financial statements.

6. Revenue From Contracts With Customers and Cost of Sales, page F-84

18.	We note your response to prior comment 30. Please revise your disclosure to clarify that long-term development, installation of machines, and extended warranty revenue are included in the “Machines” category and revenue from installations of modifications, repair services and inspections is included in the “Service” category.

Company Response: In response to the Staff’s comment the Company has updated Note 6.

19.	We note your response to prior comment 33. Tell us what consideration you gave to disclosing the information required by paragraph 34 of IFRS 8, including the total amount of revenue recognized from each customer representing 10% or more of your total revenue.

Company Response: The Company respectfully advises the Staff that it has included details regarding the top two customers who individually make up more than 10% of revenue for the year ended 2022 in Note 5. These details included the amount of revenue recognized for each customer in both 2022 and 2021. In response to the Staff’s comment, the Company has clarified the operating segments in which the revenue is recorded.

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23. Equity, page F-95

20.	Your disclosure indicates that an entity previously under common control was sold in November 2021 and the net proceeds from the sale of €13.1 million were reinvested in the company and presented within Owners’ Net Investment in the Combined Statements of Changes in Equity. Please further clarify your accounting for this transaction, including how the proceeds are reflected in your Statements of Cash Flow. Clarify if this entity was included in your combined financial statements prior to the sale, the carrying value of the net assets sold and any gain or loss recognized upon sale.

Company Response: As explained in the response to comment 17, the Company respectfully advises the Staff that the entity in question was Schmid Thermal Systems Inc. (“STI”). The sale of the Company’s the 66% stake in STI during 2021 resulted in net proceeds of €13.1 million comprised of €5.3 million in cash and €7.8 million from the forgiveness of inter-company payables due to STI by the Company. The €5.3 million cash received is reflected in the Statements of Cash Flow as a financing activity in the line “Transaction with shareholder”. The total proceeds from the sale were recorded in equity and reflected in the Combined Statements of Changes in Equity as a “Transaction with shareholder”.

Exhibits

21.	We note that you filed the fairness opinion as an exhibit; however, please also file a legal opinion as an exhibit to the registration statement. Refer to Item 21 of Part II of Instructions to Form F-4.

Company Response: In response to the Staff’s comment, in reference to Item 21 of Part II of the instructions to Form F-4, a US tax opinion and a Dutch legal (corporate and tax) opinion provided by Clifford Chance are now included in exhibits to the registration statement.

General

22.	We note your response to prior comment 46. Please revise or explain how the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders will remain the same or virtually the same across all three redemption levels.

Company Response: In response to the Staff's comment, the Company respectfully notes that the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders in the tables provide in the registration statement is based on a different premise than in certain other transactions. The BCA and the Second BCA Amendment agreed that 28,725,000 TopCo shares will be issued to the Schmid shareholders at closing, while not agreeing on a fixed enterprise value. The implied equity value of 28,725,000 TopCo shares at a USD 11.15 share price (as assumed in the revised fairness opinion) is USD 320,283,750. The table now provides values for each redemption level based on the cash proceeds from the Trust Account accounting for transaction costs at closing. The disclosure has been revised accordingly.

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23.	We note your response to prior comment 47. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination and the impact of each significant source of dilution at each redemption level.

Company Response: In response to the Staff's comment, the disclosure has been revised to show all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination.

If you have any questions regarding the Amended Registration Statement, please contact with George Hacket at +49 69 7199 3103 or george.hacket@cliffordchance.com or Axel Wittmann at Axel.Wittmann@CliffordChance.com or under +49 69 7199 1528.

Sincerely,

/s/ George Hacket

c.c.	Pegasus Digital Mobility Acquisition Corp Jeremy Mistry

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Annex A